Asylum Brewing
Profit and Loss
January 1 - June 3, 2025

		Total
Income		
Drink Sales		95,058.07
Refunds		
Wholesale Revenue		48,631.84
Uncategorized Income		
Total Income	$	**143,689.91**
Cost of Goods Sold		
Misc.		
Bar Supplies		2,139.47
Brewing Supplies		6,650.00
Equipment Maintenance		
Total Cost of goods sold	$	8,789.47
Total Cost of Goods Sold	$	**8,789.47**
Gross Profit	$	**134,900.44**
Expenses		
Advertising & marketing		491.12
Business licenses		341.00
Contract labor		
Employee benefits		
Employee retirement plans		
Health insurance & accident plans		
Officers' life insurance		524.71
Total Employee benefits	$	524.71
Entertainment		391.39
General business expenses		28,434.04
Bank fees & service charges		225.22
Memberships & subscriptions		175.95
Total General business expenses	$	28,835.21
Insurance		
Business insurance		3,570.27
Liability insurance		1,240.55
Specialty Insurance		
Total Insurance	$	4,810.82
Legal & accounting services		219.80
Office expenses		193.55
Merchant account fees		425.63
Office supplies		699.00
Shipping & postage		8.20
Software & apps		708.44
Total Office expenses	$	2,034.82
Payroll expenses		19,043.55
Salaries & wages		12,617.18
Tips Paid		
Total Payroll expenses	$	31,660.73


Initial

Asylum Brewing
Profit and Loss
January 1 - June 3, 2025

Payroll processing fee		
Rent		16,074.00
Repairs & maintenance		2,181.03
sales taxes		6,984.97
Square Fees		369.00
Supplies		467.92
Supplies & materials		31.76
Total Supplies	$	499.68
Taproom Expenses		
Taproom Supplies		
Taxes paid		
Payroll taxes		13,934.72
State		2,101.44
Total Taxes paid	$	16,036.16
Travel		2.00
Meals		
Transportation		52.66
Vehicle rental		275.96
Total Travel	$	330.62
Uncategorized Expense		1,540.00
Utilities		
Electricity		10,193.34
Gas		513.68
Internet & TV services		1,978.95
Phone service		522.17
Water & sewer		828.00
Total Utilities	$	14,036.14
Total Expenses	**$**	**127,361.20**
Net Operating Income	**$**	**7,539.24**
Other Income		
Credit card rewards		150.74
Tax exempt investment interest		244.94
Total Other Income	$	395.68
Other Expenses		
Vehicle expenses		
Parking & tolls		
Vehicle gas & fuel		
Vehicle insurance		
Vehicle repairs		
Total Vehicle expenses	$	0.00
Total Other Expenses	$	0.00
Net Other Income	$	395.68
Net Income	**$**	**7,934.92**



Asylum Brewing

Balance Sheet as of June 3, 2025

Assets

  Current Assets

Cash	51,618.43
Accounts Receivable	10,000.00
Inventory	50,000.00
Other Current Assets	5,000.00
Total Current Assets	116,618.43

  Non-Current Assets

Property, Plant, and Equipment (Net)	229,585.21
Other Long-Term Assets	0
Total Non-Current Assets	229,585.21
Total Assets	**346,203.64**

Liabilities and Equity

  Current Liabilities

Accounts Payable	58,327.28
Other Current Liabilities	8,000.00
Total Current Liabilities	66,327.28

  Non-Current Liabilities

Long-Term Debt	35,600.00
Other Long-Term Liabilities	37,000.00
Total Non-Current Liabilities	72,600.00
Total Liabilities	**138,927.28**

Equity

Common Stock	10,000.00
Additional Paid-In Capital	116,000.00
Retained Earnings	81,276.36
Total Equity	**207,276.36**
Total Liabilities and Equity	**346,203.64**


Initial

Asylum Brewing Statement of Cash Flow

January 1 - June 3, 2025

Category	Amount ($)
Cash Flow from Operating Activities	
Net Income	**7,934.92**
Adjustments:	
(No non-cash adjustments)	**0.00**
Changes in Working Capital:	
(Assumed zero change)	**0.00**
Net Cash from Operating Activities	**7,934.92**
Cash Flow from Investing Activities	
(No investing data)	**0.00**
Net Cash from Investing Activities	**0.00**
Cash Flow from Financing Activities	
(No financing data)	**0.00**
Net Cash from Financing Activities	**0.00**
Net Increase in Cash	**7,934.92**
Cash at Beginning of Period	**43683.51**
Cash at End of Period	**= 43683.51 + 7,934.92**

